

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 17, 2009

By U.S. Mail

Daryl Wilson
President and Chief Executive Officer
Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario, Canada L5R 1B8

> **Re:** **Hydrogenics Corporation—Corporation Hydrogénique**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed December 8, 2009**
> **File No. 333-162998**

Dear Mr. Wilson:

We have reviewed your amended filing and your response letter filed December 8, 2009. Please see our comments below.

Prospectus Cover

1.   We note your removal of the selling shareholders from the registration statement. Please revise to remove the "New Issue and/or Secondary Offering" heading, as this heading suggests that the registration statement could cover a secondary offering.

Exhibit Index

2.   We note that you have not yet filed several exhibits. Please allow sufficient time for us to review the required exhibits, including the legal opinion, before requesting acceleration of your registration statement.

Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Dietrich King, Staff Attorney at (202) 551-3338 with any questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: CT Corporation System
111 Eighth Avenue
New York, New York 10011

cc: Andrew J. Beck, Esq. (*via facsimile at* (212) 682-0200)
Torys LLP
237 Park Avenue
New York, New York 10017